UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                         (Amendment No. 2)

               e.spire Communications, Inc.
                          (name of Issuer)

                    Common Stock, $.01 Par Value
                   (Title of Class of Securities)


                         Donna B. Charlton
          c/o The Huff Alternative Income Fund, L.P.
                           67 Park Place
                      Morristown, N.J.  07960
                           (201) 984-1233



   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           March 3, 2000
                      and September 19, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement. _____ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


               Exhibit Index appears on Page 15.

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     The Huff Alternative Income Fund, L.P.

2    Check the Appropriate Box if a Member of a Group
     (a) ____
     (b) __X_

3    SEC Use Only

4    Source of Funds

     WC

5    Check Box if Disclosure of Legal Proceedings is        ___

     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

                    7    Sole Voting Power
Number of                -0-
Shares
Beneficially        8    Shared Voting Power
Owned By                 25,394,489
Each
Reporting           9    Sole Dispositive Power
Person                   -0-
With
                    10   Shared Dispositive Power
                         25,394,489

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,394,489

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                ____

13   Percent of Class Represented by Amount in Row (11)
     38.5%

14   Type of Reporting Person
     PN

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     WRH Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group
     (a) ____
     (b) __X_

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                _____

6    Citizenship or Place of Organization

     Delaware


                    7    Sole Voting Power
Number of                     -0-
Shares
Beneficially        8    Shared Voting Power
Owned By                 25,394,489
Each
Reporting           9    Sole Dispositive Power
Person                   -0-
With
                    10   Shared Dispositive Power
                         25,394,489

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,394,489

12   Check Box if the Aggregate Amount in Row (11)               _____
     Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     38.5%

14   Type of Reporting Person
     OO

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     Paladin Court Co., Inc.

2    Check the Appropriate Box if a Member of a Group
     (a) ____
     (b) __X_

3    SEC Use Only

4    Source of Funds

     AF

5    Check Box if Disclosure of Legal Proceedings is        _____
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
     Delaware

                         7    Sole Voting Power
Number of                     -0-
Shares
Beneficially             8    Shared Voting Power
Owned By                      25,394,489
Each
Reporting                9    Sole Dispositive Power
Person                        -0-

                         10   Shared Dispositive Power
                              25,394,489

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,394,489

12   Check Box if the Aggregate Amount in Row (11)          ____
     Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     38.5%

14   Type of Reporting Person
     CO

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     DBC II Corp.

2    Check the Appropriate Box if a Member of a Group
     (a) _____
     (b)    X

3    SEC Use Only

4    Source of Funds

     AF

5    Check Box if Disclosure of Legal Proceedings is        _____
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
     Delaware

                         7    Sole Voting Power
Number of                     -0-
Shares
Beneficially             8    Shared Voting Power
Owned By                      25,394,489
Each
Reporting                9    Sole Dispositive Power
Person                        -0-
With
                         10   Shared Dispositive Power
                              25,394,489

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,394,489

12   Check Box if the Aggregate Amount in Row (11)          ____
     Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     38.5%

14   Type of Reporting Person
     CO

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     William R. Huff

2    Check the Appropriate Box if a Member of a Group
     (a) ____
     (b) __X_

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is        ____

     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
     United States

                         7    Sole Voting Power
Number of                     218,999
Shares
Beneficially             8    Shared Voting Power
Owned By                      218,999
Each
Reporting                9    Sole Dispositive Power
Person                        118,999
With
                         10   Shared Dispositive Power
                              25,394,489

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,613,488

12   Check Box if the Aggregate Amount in Row (11)          ____
     Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     38.6%
14   Type of Reporting Person
     IN

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person

     Donna B. Charlton

2    Check the Appropriate Box if a Member of a Group
     (a) _____
     (b) ___X_

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is        ____
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization
     United States

                         7    Sole Voting Power
Number of                     -0-
Shares
Beneficially             8    Shared Voting Power
Owned By                      25,394,489
Each
Reporting                9    Sole Dispositive Power
Person                        -0-
With
                         10   Shared Dispositive Power
                              25,394,489

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,394,489

12   Check Box if the Aggregate Amount in Row (11)          _____
     Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)
     38.5%

14   Type of Reporting Person
     IN

     The Statement on Amendment No. 1 to Schedule 13D dated April
15, 1997 is hereby amended to add the information set forth below.

Item 2.   Identity and Background

Item 2(a) is amended and restated to read as follows:

This statement is filed by: (i) The Huff Alternative Income Fund, L.P., a Delaware limited partnership (the "Fund"), with respect to 14,086,957 shares of Common Stock (the "Regular Shares") and, in addition, certain "Derivative Securities" (as defined below), which entitle the Fund to acquire, in the aggregate, 1,033,180 shares of Common Stock (the "Shares Underlying the Derivative Securities"), shares of "Series A Convertible Preferred Stock" (as defined below), which entitle the Fund to acquire, in the aggregate, 5,864,349 shares of Common Stock and New Warrants (as defined below), which entitle the Fund to acquire, in the aggregate, 4,410,000 shares of Common Stock, (ii) WRH Partners, L.L.C., a Delaware limited liability company ("WRH") and General Partner of the Fund, with respect to securities held by the Fund;
(iii) Paladin Court Co., Inc., a Delaware corporation ("Paladin") and a General Manager of WRH, with respect to the securities held by the Fund; (iv) DBC II Corp., a Delaware corporation ("DBC") and a General Manager of WRH, with respect to the securities held by the Fund; and (v) each of William R. Huff ("Huff") and Donna
B. Charlton ("Charlton"), the sole shareholders of Paladin and DBC, respectively, with respect to the securities held by the Fund and, in the case of Huff, an additional 118,999 shares of Common Stock he beneficially owns.

The Fund, WRH, Paladin, DBC, Huff and Charlton are sometimes referred to collectively in this statement as the "Reporting
Persons."

As used in this statement, the term "Derivative Securities" means, collectively, (i) a warrant expiring on June 26, 2005, which is exercisable at the option of the holder, at any time, to purchase from the Company, for $1.79 a share, up to 100,000 shares of Common Stock, subject to antidilution adjustments; (ii) a warrant expiring on June 26, 2005, which is exercisable at the option of the holder, at any time, to purchase from the Company, for $2.50 a share, up to 100,000 shares of Common Stock, subject to antidilution adjustments; (iii) 10,000 warrants expiring on January 1, 2004, which are exercisable at the option of the holder at any time to purchase from the Company, for $7.15 per share, up to 80.318 shares of Common Stock for each Warrant, subject to an increase of 22.645 shares for each Warrant in the event the Company fails to raise net proceeds of at least $50 million through the issue and sale of its "Qualified Stock" (as defined in Item 3 below), other than preferred stock, on or before December 31, 1998, and also subject to antidilution protection; and (iv) 30,000 warrants expiring on June 30, 2003, which are exercisable, at the option of the holder, at any time, to purchase from the Company, for $21.50 per share, up to 30,000 shares of Common Stock.

As used in this statement the term "Series A Convertible Preferred Stock" means shares of Series A Convertible Preferred Stock of the Company initially convertible, at the option of the holder, into 126.42225 shares of Common Stock at a conversion price of $7.91 per share (subject to antidilution protection) and accruing dividends (payable solely in shares of Common Stock) on a daily basis at a rate per annum (computed on the basis of a 360-day year of twelve 30-day months), compounded quarterly, of 7.0% of the stated value thereof, subject to adjustment upon the occurrence (or failure to occur) of certain events, including (x) a change in control of the Company, (y) the failure of the Company to timely file and maintain the effectiveness of a shelf registration statement with respect to the Series Convertible Preferred Stock and (z) the failure of the Company to obtain any necessary Stockholder Approval.

The term "New Warrants" means warrants dated March 1, 2000, each such warrant exercisable by the holder at any time prior to 5:00 pm on March 1, 2010 to purchase 44.1 shares of Common Stock (subject to antidilution protection) at an initial exercise price of $9.89 per share.

In order to comply with the rules of the Nasdaq Stock Market, the Issuer has scheduled a special meeting of its stockholders to seek their approval of the issuance of up to $138.6 million of Series A Convertible Preferred Stock, including up to $79.2 million to be purchased by the Fund, and the issuance of Common Stock payable as dividends on the Series A Convertible Preferred Stock.

The Issuer's stockholders also will be asked to approve the issuance of up to $124.3 million each of (i) Common Stock ("Additional Common Stock") at a price per share (the "Formula Price") equal to the lesser of $3.37 per share and 80% of the market price at the time of issuance; (ii) convertible preferred stock ("Convertible Preferred Stock")in one or more series, convertible into Common Stock at the Formula Price at the time of issuance (and which will otherwise have essentially the same terms as the Series Convertible Preferred Stock); and (iii) warrants ("Additional Warrants") to purchase Common Stock at the Formula Price.

The Additional Common Stock, Convertible Preferred Stock or Additional Warrants, if stockholder approval is obtained, may be issued pursuant to a Purchase Agreement, dated September 19, 2000, between the Issuer and the Fund and Separate Purchase Agreements of the same date between the Fund and other parties (the "Purchase Agreements"). The purchasers, including the Fund, have the option to determine the class or series of securities ("Junior Securities") that they will purchase under the Purchase Agreements, including debt securities, and may purchase the securities for cash or in exchange for exchangeable preferred stock ("Exchangeable Preferred Stock") issued to them on September 19, 2000. The Fund acquired $28.6 million of Exchangeable Preferred Stock on that date.

The Issuer's stockholders also will be asked to approve the issuance to the Fund and the other purchasers warrants ("Transaction Fee Warrants") to purchase Common Stock at an exercise price of $0.01 in an amount equal to 60,000 divided by the market price of the Common Stock time of any closing under the Purchase Agreements (less $0.01) per million dollars of Additional Common Stock, Convertible Preferred Stock, Additional Warrants or debt securities at the closing. The Fund, subject to obtaining the stockholder approval, is entitled to receive at least 510,714 Transaction Fee Warrants as the result of its purchase of $28.6 million of Exchangeable Preferred Stock.

Item 3.   Source and Amount of Funds and Other Consideration

Item 3 is amended by adding the following:

Pursuant to a Purchase Agreement dated March 1, 2000 between the Fund and the Company (the "Convertible Preferred Stock Purchase Agreement"), the Fund acquired 46,387 shares of Series A Convertible Preferred Stock and New Warrants representing rights to acquire 10,274,349 shares of Common Stock in the aggregate. When aggregated with the shares of Common Stock that were acquired by the other investors, these securities represented in the aggregate, 19.9% of the outstanding shares of Common Stock of the Company (on a fully diluted basis), at a purchase price of $792.29 per share of Series A Convertible Preferred Stock and $207.71 per New Warrant. The Fund funded its purchase of the Initial Securities from working capital.

Pursuant to the Purchase Agreements, dated September 19, 2000, if the required stockholder approval is obtained, the Fund may acquire Junior securities or Additional Common Stock, Preferred Stock or Additional warrants and additional Transaction Fee Warrants described in the response to Item 2. The Fund also may acquire up to an aggregate of $28.6 million in Additional Common Stock, Convertible Preferred Stock or Additional Warrants in exchange for its exchangeable preferred stock.

Item 4.   Purpose of the Transaction

Item 4 is amended by adding the following:

Pursuant to the Convertible Preferred Stock Purchase Agreement, the Fund purchased the Series A Convertible Preferred Stock and
New Warrants and may acquire the other securities described in the response to Items 2 and 3, for investment purposes.

Item 5.   Interest in Securities of the Issuer

                    Percentage: The percentages used in item 5 are calculated based upon the shares of Common Stock stated by the Company to be issued and outstanding as of September 19, 2000 (54,683,057).

                    The information on pages 3 through 8 of this Amendment is incorporated herein by reference.

In addition, Christopher L. Rafferty, a director of the Issuer and an employee of WRH, owns 10,999 shares of Common Stock directly. Mr. Rafferty disclaims beneficial ownership of any securities held by the Fund.

Item 7.   Material to Be Filed as Exhibits

Item 7 is amended by adding the following:

Exhibit L - Purchase Agreement, dated March 1, 2000, between the
Issuer and the Fund.

Exhibit M - Purchase Agreement, dated September 19, 2000, between the Issuer and the Fund.

                            SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    November __, 2000




                           THE HUFF ALTERATIVE INCOME FUND, L.P.

                                   By:  WRH Partners, L.L.C.
                                        General Partner


                                   By:  DBC II Corp.
                                        General Manager


                                   By:  /s/ Donna B. Charlton
                                        Donna B. Charlton
                                        President


                                   WRH Partners, L.L.C.

                                   By:  DBC II Corp.
                                        General Manager


                                   By:  /s/ Donna B. Charlton
                                        Donna B. Charlton
                                        President

                                   By:  /s/ Donna B. Charlton
                                        Donna B. Charlton
                                        Individually


                                   Paladin Court Co., Inc.

                                   By:  /s/ William R. Huff
                                        William R. Huff
                                        President


                                        /s/William R. Huff
                                        William R. Huff,
                                        Individually

                         INDEX TO EXHIBITS

Exhibit                                                Page No.

Exhibit L - Purchase Agreement,
dated March 1, 2000, between the
Issuer and the Fund


Exhibit M - Purchase Agreement,
dated September 19, 2000, between
the Issuer and the Fund